SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                                          to

Commission file number 1-9912

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employee Savings and Profit Sharing Plan of NOVA Chemicals Inc.

1550 Coraopolis Heights Road

Moon Township, Pennsylvania   15108

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOVA Chemicals Corporation

Post Office Box 2518, Station M

1000 Seventh Avenue SW

Calgary, Alberta   T2P 5C6

1.             The Audited Financial Statements, including the statement of net assets available for plan benefits and statement of changes in net assets available for plan benefits, attached hereto as Exhibit “A”.

2.             The Consent of Independent Accountants which is attached hereto as Exhibit “B”.

3.             The Certification of the President and Chief Executive Officer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. § 1350 is attached hereto as Exhibit “C”.

4.             The Certification of the Senior Vice President and Chief Financial Officer of NOVA Chemicals Corporation, pursuant to 18 U.S.C. § 1350 is attached hereto as Exhibit “D”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Employee Savings and Profit Sharing Plan of NOVA Chemicals Inc.

	/s/ Sheila O'Brien	/s/ Larry A. MacDonald
	Signature	Signature

	SHEILA O’BRIEN	LARRY A. MACDONALD
	(Print Name)	(Print Name)

Date:	June 30, 2003

EXHIBIT A

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

NOVA Chemicals Inc. Employees’ Savings and Profit Sharing Plan for U.S. Employees

Years ended December 31, 2002 and 2001

with Report of Independent Auditors

NOVA Chemicals Inc. Employees’ Savings and Profit Sharing Plan

for U.S. Employees

Audited Financial Statements and

Supplemental Schedule

Years ended December 31, 2002 and 2001

Contents

Report of Independent Auditors

Audited Financial Statements

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

Supplemental Schedule

Report of Independent Auditors

The Retirement Board

NOVA Chemicals Inc.

Employees’ Savings and Profit Sharing Plan

for U.S. Employees

We have audited the accompanying statements of net assets available for benefits of NOVA Chemicals Inc. Employees’ Savings and Profit Sharing Plan for U.S. Employees as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

April 11, 2003

NOVA Chemicals Inc. Employees’ Savings and Profit Sharing Plan

for U.S. Employees

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the NOVA Chemicals Inc. Employees’ Savings and Profit Sharing Plan for U.S. Employees (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which was established by the Board of Directors of NOVA Chemicals Inc. (the Company) (formerly Novacor Chemicals Incorporated) to provide employees of the Company and designated affiliates with the opportunity to save for their future financial needs. Employees are eligible to participate in the Plan at the beginning of the first month following their employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may make qualified contributions to the Plan of not less than one percent (1%) nor more than fifteen percent (15%) of their pretax or after-tax base compensation, not exceeding $11,000 and $10,500 in total in calendar years 2002 and 2001, respectively. All employee contributions are made through payroll deductions. On the first day of the month following completion of twelve months of service, employees are eligible for an employer contribution of four percent (4%) of base compensation, and employees invested in the NOVA Chemicals Stock Fund will be eligible to receive a twenty percent (20%) employer matching contribution. In addition, employees can elect to earmark up to $500 of their annual contributions for retiree medical expenses, and the Company will match fifty percent (50%) of such contributions. The Plan also includes a profit sharing component whereby employees can receive up to six percent (6%) of their base pay and are given the option of investing it in the Plan. Total contributions are subject to maximum and minimum contribution limitations as determined by the Internal Revenue Service. Contributions and any investment earnings are not taxable until withdrawn.

Effective January 1, 2001, the Plan was amended to change the employer contribution to two percent (2%) of base pay and a match of one percent (1%) for each personal one percent (1%) contribution, up to two percent (2%) for personal contributions against base pay and allow up to a twenty percent (20%) contribution rate. The retiree medical expense earmarking feature was discontinued also in 2001.

Participant Account, Vesting and Distributions

Each participant’s account is credited with the participant’s and employer’s contributions and allocations of the Plan’s earnings. Allocations are based on participant account balances. Each participant is, at all times, one hundred percent (100%) vested in his or her account. Upon normal retirement or termination of employment, a participant or beneficiary may receive the value of his or her account. Distributions are made in lump-sum payments.

Participant Loans

Loans are available to all participants, other than participants who have terminated employment from the Company, enabling them to borrow a minimum of $1,000 up to the lesser of $50,000 or fifty percent (50%) of the participant’s vested account balance, not including the NOVA Chemicals Stock Fund. The loans bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. The current loan accounts bear interest at rates of six and three-fourth percent (6.75%) to eleven percent (11%), are secured by the assets in the member’s account and must be repaid within five years.

Administration

The Company is the designated administrator of the Plan. The Company may delegate its administrative responsibilities to another person or persons, but shall remain the named fiduciary under ERISA, as amended.

Trustee

The investments are held under the terms of a trustee agreement with The Charles Schwab Trust Company.

Termination Provisions

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair market value. The units/shares are valued at quoted market prices which represent the net asset values of units/shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Costs of securities sold are valued at average unit cost.

Administrative Costs

All investment fees are paid from the Plan’s assets. All other administrative costs are paid by the Plan’s sponsor with the exception of the origination fee for loans, which are paid directly by the employee.

3. Investments

Investments that represent five percent (5%) or more of fair value of the Plan’s net assets are as follows:

	December 31
	2002	2001

NOVA Chemicals Stock Fund	$14,769,546	$15,193,181
Fidelity Equity Income II Fund	6,529,920	7,826,126
Fidelity Magellan Fund	13,657,933	19,309,866
PIMCO Total Return Fund	7,684,790	4,722,013
Schwab Stable Value Fund	6,268,027	6,015,427
Vanguard Index Trust 500 Portfolio	7,607,616	8,700,346
Strong Equity Growth Fund	3,681,922	5,031,063

During 2002 and 2001, the Plan’s investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

	December 31
	2002	2001

Common stock	$(478,616)	$561,783
Shares of registered investment companies	(12,628,772)	(9,648,226)
	$(13,107,388)	$(9,086,443)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 3, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

[ERNST & YOUNG LETTERHEAD]

EXHIBIT B

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-86218 and 333-101793) pertaining to the NOVA Chemicals Inc. Employees’ Savings and Profit Sharing Plan for U.S. Employees of our report dated April 11, 2003, with respect to the financial statements and schedule of the NOVA Chemicals Inc. Employees’ Savings and Profit Sharing Plan for U.S. Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Pittsburgh, Pennsylvania	/s/ Ernst & Young LLP
June 30, 2003	Chartered Accountants

EXHIBIT C

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Annual Report on Form 11-K of the Employee Savings and Profit Sharing Plan of NOVA Chemicals Inc. (the “Plan”) for the year ended December 31, 2002 (the “Report”), I, Jeffrey M. Lipton, President and Chief Executive Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)                                  the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)                                  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/ s / Jeffrey M. Lipton
Jeffrey M. Lipton
President and Chief Executive Officer

Calgary, Alberta
June 30, 2003

A signed original of this written statement required by § 906 has been provided to NOVA Chemicals Corporation and will be retained by NOVA Chemicals Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT D

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Annual Report on Form 11-K of the Employee Savings and Profit Sharing Plan of NOVA Chemicals Inc. (the “Plan”) for the year ended December 31, 2002 (the “Report”), I, Larry A. MacDonald, Senior Vice President and Chief Financial Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)                                  the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)                                  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/ s / Larry A. MacDonald
Larry A. MacDonald
Senior Vice President and Chief Financial Officer

Calgary, Alberta
June 30, 2003

A signed original of this written statement required by § 906 has been provided to NOVA Chemicals Corporation and will be retained by NOVA Chemicals Corporation and furnished to the Securities and Exchange Commission or its staff upon request.